

02010422

NO ACT
P. E 12-27-01
8-53630
1146243

January 7, 2002

Kathleen Barthel
Kathleen Barthel, Sole Proprietor
C/o Gettenberg Consulting
65 Broadway, 10th Floor
New York, NY 10006

Act 34	
Section 17	PROCESSED
Rule 17a - 5 (b)	JAN 24 2002
Public	
Availability 1 - 21 - 02	THOMSON FINANCIAL

Re: Request for Form X-17A-5 Filing Extension

Dear Ms. Barthel:

We have received your letter dated December 27, 2001, in which you request on behalf of Kathleen Barthel, Sole Proprietor ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm will terminate its membership with the New York Stock Exchange, Inc. ("Exchange") as of January 3, 2002. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm is required to file a Final FOCUS by January 7, 2002. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by January 24, 2002.

CRGH

Please note, however, that Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no-action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Frank Ventimiglia, NYSE

THE GOLDSTEIN LAW GROUP, P.C.

65 BROADWAY, 10TH FL.
NEW YORK, NY 10006

TEL: (212) 809-4220
FAX: (212) 809-4228

COVER SHEET

DATE: 12/27/2001   TIME:

TOTAL NUMBER OF PAGES (INCLUDING COVER SHEET):   2

TO: **THOMAS MC GOWAN, ESQ.**

COMPANY: SECURITIES AND EXCHANGE COMMISSION

FAX NO: 202-942-9553

FROM: **LINDA GETZONE**

RE: KATHLEEN BARTHEL – BD #8-53630

☐ FOR YOUR INFORMATION
☐ FOR REVIEW AND COMMENT
☐ PER OUR CONVERSATION
☐ PER YOUR REQUEST
☐ AS PER _____

☐ FOR NECESSARY ACTION
☐ PLEASE SIGN AND RETURN BY FAX
☐ PLEASE SIGN AND RETURN
        ORIGINAL BY STANDARD MAIL
☐ PLEASE SIGN AND RETURN ORIGINAL
        VIA OVERNIGHT MAIL

COMMENTS/SPECIAL INSTRUCTIONS:

PLEASE CALL ME IF NEED ANYTHING FURTHER.

THANK YOU.

CC: NEW YORK STOCK EXCHANGE

KATHLEEN BARTHEL, SOLE PROPRIETOR
c/o Gettenberg Consulting
65 Broadway, 10th Fl.
New York, NY 10006

December 27, 2001

By Fax

Thomas McGowan, Esq., Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Kathleen Barthel, Sole Proprietor – BD #8-53630

Dear Mr. McGowan:

Pursuant to SEC Regulation 240.17a-5 subparagraph B, the undersigned hereby requests an extension of time within which to file a final Focus Report Part IIA. The Focus Report Part IIA is due in connection with the termination of the above New York Stock Exchange member as a broker-dealer effective at the close of business on January 3, 2002.

In this connection, we make the following representations:

1.   The entity's books and records are current, the entity is in compliance with Rules 15c3-1 and 15c3-3, CFTC Regs 1.20 and 30.7 and no significant or material operational problems exist.

2.   The entity has not experienced any financial or operational difficulty.

3.   The entity is in compliance with all other applicable rules of the Commission and the New York Stock Exchange.

4.   This application is being made solely because of the inability of the entity's accountant to prepare a final Focus within two (2) days after the termination of its broker-dealer status.

We respectfully request an extension of time until January 24, 2002 within which to file the final Focus.

If you need anything further, do not hesitate to call on me. Thank you for your cooperation.

Very truly yours,

Kathleen Barthel

cc: SEC – NY
New York Stock Exchange

CHAIRMAN'S CORRESPONDENCE SECTION (IF APPLICABLE) (SEP.CHRMAN LOG MAINTAINED)
CONTROL #:   CHAIRMANS (Y/N):
RECVD FROM CHAIRMAN: TO CHAIRMAN:
INSTRUCTIONS:

FROM (PERSON): KATHLEEN BARTHEL   LETTER DATED: 12/27/2001
FROM (ORG.): KATHLEEN ARTHEL, SOLE PROPRIETOR
CONST./CLIENT:
SUBJECT: KATHLEEN BARTHEL SOLE PROPRIETOR-BD#8-53630

ISSUES:
RULES:
CONTACTS:

MR OFFICE: ORMC-FINRESP   LEAD SES: MACCHIAROLI   TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: DAVID HWA
NRN: DATE RECVD: 12/27/2001 CLOSED(DATE):   AGED: 730
STATUS (O/P/C): O   DISPOSITION:
DATE SENT: JOINT WITH (eg CF):   PREV. BOUNCED (Y/N):
DUE DATE: PUB. REF. STATUS:
SUPP.1 DATE: SUPP.2 DATE: SUPP.3 DATE:

IF MULTIPLE MR GROUPS ARE WORKING ON THIS CORRESPONDENCE, USE THIS AREA
OFFICE #2:   STAFF #2:   STATUS2 (O/P/C):
DATE CLOSED#2:

                 TPTS SPECIAL FIELDS
 TPTS #:   TPTSX: CHRONX: SUBJX:

           *** FINANCIAL RESPONSIBILITY SPECIAL FIELDS ***
   FIN RESP LETTER NUMBER#:
   TYPE OF LETTER (INDICATE BY TYPING "Y")
   CONTROL LOCATION: AUDIT WAIVER:
   3-1 NO ACTION: 3-3 NO ACTION:

 TEST: NEW:

 NOTE- COMMENTS FIELD NOW ON PAGE 3

Lei~
Fank - Ventimigila